SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

February 9, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Houseal

Tel: (202) 551-3105

Fax: (202) 772-9210

Re:

SOEFL Inc.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1, as amended,

Registration Statement on Form S-1 Filed March 23, 2009

File No. 333-158153

Dear Mr. Houseal:

Tomorrow we are filing a Post-Effective Amendment No.2 to our Registration Statement on Form S-1, as amended, (File No. 333-158153) (the "Post-Effective Amendment") for the purpose of addressing your comments dated January 18, 2011.

1. We added the following language to "Recent Sales of Unregistered Securities" on page 56, "No shares of our common stock were sold after August 3, 2010 under our Registration Statement on Form S-1, as amended, which Form S-1 was filed on March 23, 2009 and initially declared effective on November 4, 2009."

2. We amended footnote #1 on page 49 to read, "Up to September 30, 2010, and based upon our unaudited financial statements up to September 30, 2010. Management does not intend to award any compensation, other than salary to Ratree Yabamrung, for the fiscal year ended December 31, 2010."

3. Updated consents were obtained from our independent registered public accounting firm and counsel and are included in the POS-AM No. 2 filing.

4. All subsequent periodic reports will include certifications required by Rule 15d-14(a) filed as exhibits.

Please forward a copy of your comments to the undersigned via facsimile at (866) 334-2567.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President